                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of February , 2002


                                  WAVECOM S.A.

                             12, boulevard Garibaldi
                    F-92442 Issy-Les-Moulineaux Cedex, France
                            Tel: 00 33 1 46 29 08 00
                    (Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                            Form 20-F  X   F orm 40-F
                                      ---             ---

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  Yes      No   X
                                     ---       ---

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.]


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[WAVECOM LOGO]

                                               FOR IMMEDIATE RELEASE

CONTACT:

WAVECOM                                        CITIGATE DEWE ROGERSON (U.S.)
Deborah Choate, Chief Financial Officer        Serena Vento/Nancy Campbell
deborah.choate@wavecom.fr                      serena.vento@citigatedr-ny.com
Phone: (33) 1-46-29-08-07                      Phone: (212) 688-6840


            WAVECOM REPORTS FOURTH QUARTER AND YEAR-END 2001 RESULTS

      - ANNUAL REVENUES RISE 392%; QUARTERLY SALES GROW 241% YEAR-OVER-YEAR

   - QUARTERLY OPERATING INCOME INCREASES 202% SEQUENTIALLY; ANNUAL OPERATING
                         INCOME REACHES EURO 3.0 MILLION

Issy-les-Moulineaux, France - February 19, 2002 - Wavecom S.A., (NASDAQ: WVCM; Euronext Nouveau Marche: 7306), a leading developer of digital wireless standard modules (WISMO(R)), today announced operating results for the fourth quarter and full-year ended December 31, 2001. All results are unaudited and reported in accordance with U.S. generally accepted accounting principles.

For the fourth quarter of 2001, Wavecom reported that total revenues rose 241% to Euro 105.3 million compared with Euro 30.9 million for the fourth quarter of 2000. Total revenues for the full year ended December 31, 2001 rose 392% to Euro
322.7 million from Euro 65.6 million in 2000.

The rise in Wavecom's fourth quarter revenues was driven primarily by strong sales into the Chinese market, including a strong seasonal increase in sales preceding the Chinese New Year. Wavecom continued to significantly increase its manufacturing capacity in the fourth quarter, as product shipments rose to 1.4 million units from 1.1 million units in the third quarter. Total product shipments for the full year 2001 totaled 4.0 million units compared to 580,000 units in 2000.

"2001 was a milestone year for Wavecom, both operationally and strategically," said Michel Alard, the Company's chairman. "On the operational front, we achieved profitability after three loss years while we invested in the business, significantly increased our production capabilities, and experienced substantial revenue growth. Wavecom saw strong customer demand for its products throughout 2001 and signed several strategically important agreements. In the fourth quarter, we expanded our footprint in the Asian market by winning a contract with Soutec, a manufacturer of mobile phones in China, and we further established Wavecom's presence in the U.S. market by equipping Handspring's newly launched Treo line of communicators. These recent deals reflect Wavecom's long-term strategic objective of developing and penetrating markets in key geographic regions around the world."

Product gross margins in the fourth quarter were 22.7%, compared with 13.2% in the same quarter last year, and compared with 21.2% in the third quarter of 2001. The increase in gross margins in the fourth quarter reflected primarily lower component costs compared with prior periods, partly offset by declining average selling prices for WISMO modules and modems. In order to expand its presence in the market, the Company expects to continue to reduce average selling prices in the months ahead. However, Wavecom's goal is for its ongoing improvements to existing products, its introduction of new more highly-integrated products,


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[WAVECOM LOGO]


and its increased negotiating power given its higher volumes, to enable the Company to reduce costs in the first half of 2002 at a faster rate than reductions in selling prices.

For the fourth quarter of 2001, Wavecom reported operating income of Euro 4.5 million versus an operating loss of Euro 5.5 million last year, and compared to operating income of Euro 1.5 million for the third quarter of 2001. Operating expenditures in the fourth quarter were Euro 18.1 million compared with Euro 9.3 million a year ago and 16.7 million in the third quarter of 2001. The rise in operating expenses was primarily due to higher R&D costs for work on new products (including the recently announced WISMO Quik Q2400) and evolving standards (in particular GPRS, 3G and CDMA). Wavecom also incurred increased spending for sales and marketing activities related to new product launches in the fourth quarter and increased headcount.

The Company reported fourth quarter net income of Euro 6.2 million, or Euro 0.42 per share (Euro 0.40 on a diluted basis), compared to a net loss of Euro 1.7 million, or Euro 0.11 per share, for the same period last year. Sequentially, net income rose 46.9% in the fourth quarter from net income of Euro 4.2 million, or Euro 0.29 per share (Euro 0.27 on a diluted basis), in the third quarter of 2001.

For the full year ended December 31, 2001, Wavecom reported operating income of Euro 3.0 million compared to an operating loss of Euro 19.8 million for 2000. Net income for the full year 2001 totaled Euro 9.3 million, or Euro 0.63 per share (Euro 0.61 on a diluted basis), compared to a net loss of Euro 14.5 million, or Euro 1.03 per share, for 2000.

As of December 31, 2001, Wavecom had Euro 132 million in cash, cash equivalents, and short-term investments. Product backlog at December 31, 2001 declined slightly to Euro 129 million from Euro 134 million at September 30, 2001, (increased compared to Euro 103 million at December 31, 2000) due to accelerated deliveries of product to Asian customers by year-end in advance of the Chinese New Year. Overall, customer demand for Wavecom's products remains strong.

ABOUT WAVECOM
A world pioneer in innovative wireless solutions, Wavecom was the first company to commercialize GSM technology in the form of a standard module, the WISMO, making wireless technology available to everyone. WISMO modules are compact devices that include all of the hardware, software and other technology needed to enable wireless communications over the GSM/GPRS, CDMA and future 3G networks.

WISMO modules enable any equipment or system to communicate without a fixed line connection. Applications include mobile telephones, automotive navigation and information systems, PDAs with wireless communications functions, and devices enabling communication between vending machines or utility meters and control centers.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC) and San Diego (USA), with a total headcount of
560. Company revenues totaled 322.7 million euros in 2001 (2000: 65.6 million euros). Wavecom is publicly traded on Euronext Paris (Nouveau Marche) in France and on the NASDAQ National Market exchange in the U.S.

                                 WWW.WAVECOM.COM


THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS THAT RELATE TO THE COMPANY'S PLANS, OBJECTIVES, ESTIMATES AND GOALS. WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS," "BELIEVES" AND "ESTIMATES," AND VARIATIONS OF SUCH WORDS AND SIMILAR EXPRESSIONS IDENTIFY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S BUSINESS IS SUBJECT TO NUMEROUS RISKS AND UNCERTAINTIES, INCLUDING PROBABLE VARIABILITY IN THE COMPANY'S QUARTERLY OPERATING RESULTS, MANUFACTURING CAPACITY CONSTRAINTS, DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS, VARIABILITY IN PRODUCTION YIELDS, DEPENDENCE ON THIRD PARTIES, CURRENCY RATE CHANGES AND RISKS ASSOCIATED WITH MANAGING GROWTH. THESE AND OTHER RISKS AND UNCERTAINTIES, WHICH ARE DESCRIBED IN MORE DETAIL IN THE COMPANY'S MOST RECENT FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, COULD CAUSE THE COMPANY'S ACTUAL RESULTS AND DEVELOPMENTS TO BE MATERIALLY DIFFERENT FROM THOSE EXPRESSED OR IMPLIED BY ANY OF THESE FORWARD-LOOKING STATEMENTS.

                            -Financial Tables Follow-

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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                   THREE MONTHS ENDED DECEMBER 31,

                                                                  2000           2001           2001
                                                               ------------   ------------   -----------
                                                                  Euro           Euro           USD
Revenues :
   Product sales..............................................      29,628        104,939        93,406
   Technology development and other services..................       1,281            376           335
                                                               ------------   ------------   -----------
                                                                    30,909        105,315        93,741
Cost of revenues :
   Product sales..............................................      25,705         81,108        72,194
   Technology development and other services..................       1,373          1,679         1,494
                                                               ------------   ------------   -----------
                                                                    27,078         82,787        73,688
                                                               ------------   ------------   -----------
Gross profit..................................................       3,831         22,528        20,053
Operating expenses :
   Research and development...................................       4,934         10,183         9,064
   Sales and marketing........................................       1,858          3,929         3,497
   General and administrative.................................       2,004          3,464         3,083
   Amortization of goodwill...................................          47             69            61
   Amortization of deferred stock-based compensation..........         439            418           372
                                                               ------------   ------------   -----------
      Total operating expenses................................       9,282         18,063        16,077
                                                               ------------   ------------   -----------
Operating income (loss).......................................      (5,451)         4,465         3,976
Interest income, net..........................................       1,200            795           708
Foreign exchange gain (loss)..................................       1,094           (188)         (167)
Provision for loss on long-term investments...................           -           (716)         (637)
                                                               ------------   ------------   -----------
                                                                     2,294           (109)          (97)
                                                               ------------   ------------   -----------
Income (loss) before minority interests and income taxes......      (3,157)         4,356         3,880
Minority interests............................................          (6)          (230)         (205)
                                                               ------------   ------------   -----------
Income (loss) before income taxes.............................      (3,151)         4,586         4,085
Income tax expense (benefit)..................................      (1,534)        (1,613)       (1,436)
                                                               ------------   ------------   -----------
Net income (loss).............................................      (1,617)         6,199         5,521
                                                               ============   ============   ===========
Basic net income (loss) per share.............................       (0.11)          0.42          0.37
                                                               ============   ============   ===========
Diluted net income (loss) per share...........................       (0.11)          0.40          0.36
                                                               ============   ============   ===========
Number of shares used for computing :
   - basic net income (loss) per share........................  14,669,285     14,762,381    14,762,381
   - diluted net income (loss) per share......................  14,669,285     15,399,691    15,399,691

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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                TWELVE MONTHS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                               2000           2001           2001
                                                           -----------    -----------    -----------
                                                               Euro           Euro           USD
Revenues :
   Product sales .......................................        63,055        317,571        282,670
   Technology development and other services ...........         2,518          5,093          4,533
                                                           -----------    -----------    -----------
                                                                65,573        322,664        287,203
Cost of revenues :
   Product sales .......................................        51,457        254,658        226,671
   Technology development and other services ...........         4,522          4,718          4,199
                                                           -----------    -----------    -----------
                                                                55,979        259,376        230,870
                                                           -----------    -----------    -----------
Gross profit ...........................................         9,594         63,288         56,333
Operating expenses :
   Research and development ............................        16,133         32,634         29,048
   Sales and marketing .................................         5,836         12,416         11,051
   General and administrative ..........................         5,598         13,297         11,836
   Amortization of goodwill ............................            47            278            247
   Amortization of deferred stock-based compensation ...         1,758          1,711          1,523
                                                           -----------    -----------    -----------
      Total operating expenses .........................        29,372         60,336         53,705
                                                           -----------    -----------    -----------
Operating income (loss) ................................       (19,778)         2,952          2,628
Interest income, net ...................................         2,745          3,827          3,406
Foreign exchange gain (loss) ...........................           989            142            126
Provision for loss on long-term investments ............          --             (716)          (637)
                                                           -----------    -----------    -----------
                                                                 3,734          3,253          2,895
                                                           -----------    -----------    -----------
Income (loss) before minority interests and income taxes       (16,044)         6,205          5,523
Minority interests .....................................            (6)          (804)          (716)
                                                           -----------    -----------    -----------
Income (loss) before income taxes ......................       (16,038)         7,009          6,239
Income tax expense (benefit) ...........................        (1,534)        (2,299)        (2,046)
                                                           -----------    -----------    -----------
Net income (loss) ......................................       (14,504)         9,308          8,285
                                                           ===========    ===========    ===========
Basic net income (loss) per share ......................         (1.03)          0.63           0.56
                                                           ===========    ===========    ===========
Diluted net income (loss) per share ....................         (1.03)          0.61           0.54
                                                           ===========    ===========    ===========

Number of shares used for computing :
   - basic net income (loss) per share .................    14,081,178     14,726,647     14,726,647
   - diluted net income (loss) per share ...............    14,081,178     15,359,226     15,359,226


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                                  WAVECOM S.A.

                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                            AT DECEMBER 31,   AT DECEMBER 31,
                                                                             --------------------------------
                                                                              2000        2001         2001
                                                                             --------    --------    --------
                                                                               Euro        Euro         USD
                                      ASSETS
Current assets :
   Cash and cash equivalents .............................................     69,224     128,972     114,798
   Short-term investments ................................................     26,807       3,008       2,677
   Accounts receivable, net ..............................................     26,774      46,219      41,140
   Inventory, net ........................................................     11,330      13,858      12,335
   Value added tax recoverable ...........................................      1,733      22,251      19,806
   Prepaid expenses and other current assets .............................      2,847      12,720      11,322
                                                                             --------    --------    --------
      Total current assets ...............................................    138,715     227,028     202,078
   Property and equipment, net ...........................................     10,067      15,666      13,944
   Goodwill, net .........................................................      1,279       5,716       5,088
   Long-term investments .................................................      4,078       3,476       3,094
   Other assets ..........................................................      4,159       8,061       7,175
                                                                             --------    --------    --------
      Total assets .......................................................    158,298     259,947     231,379
                                                                             ========    ========    ========

                       LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Overdraft facility ....................................................        529        --          --
   Accounts payable ......................................................     32,627     111,926      99,625
   Accrued compensation ..................................................      3,302       5,755       5,123
   Other accrued expenses ................................................      6,201      15,525      13,819
   Current portion of loans ..............................................        634         488         434
   Current portion of capitalized lease obligations ......................        794         201         179
   Deferred revenue and advances received from customers .................      4,200       2,648       2,357
   Other liabilities .....................................................        670         521         464
                                                                             --------    --------    --------
      Total current liabilities ..........................................     48,957     137,064     122,001

Other long-term liabilities ..............................................       --           410         365
Long-term portion of capitalized lease obligations .......................        166         228         203
                                                                             --------    --------    --------
      Total long-term liabilities ........................................        166         638         568

Minority interests .......................................................      1,165         361         321

Shareholders' equity :
Shares, Euro 1 nominal value, 14 810 614  shares issued and outstanding at
   December 31, 2001 (14 682 281 at December 31, 2000) ...................     14,682      14,811      13,183
Additional paid-in capital ...............................................    132,993     133,819     119,112
Deferred compensation ....................................................     (3,606)     (1,796)     (1,599)
Retained earnings (deficit) ..............................................    (34,979)    (25,673)    (22,852)
Cumulative translation adjustment ........................................     (1,080)        723         644
                                                                             --------    --------    --------
      Total shareholders' equity .........................................    108,010     121,884     108,489
                                                                             --------    --------    --------
      Total liabilities and shareholders' equity .........................    158,298     259,947     231,379
                                                                             ========    ========    ========


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                                  WAVECOM S.A.

            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

   PREPARED IN ACCORDANCE WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

                                                                                TWELVE MONTHS ENDED DECEMBER 31,
                                                                                -------------------------------
                                                                                 2000         2001        2001
                                                                               --------    --------    --------
                                                                                 Euro         Euro         USD
Cash flows from operating activities :
Net income (loss) ..........................................................    (14,504)      9,308       8,285
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
   Depreciation and amortization of property and equipment .................      3,113       5,042       4,488
   Provision for loss on long-term investment ..............................       --           716         637
   Amortization of goodwill ................................................         47         278         247
   Amortization of deferred stock-based compensation .......................      1,758       1,711       1,523
   Minority interests ......................................................         (6)       (804)       (716)
   Net increase in cash from working capital items .........................      1,013      33,747      30,036
                                                                               --------    --------    --------
          Net cash (used) provided by operating activities .................     (8,579)     49,998      44,502
                                                                               --------    --------    --------
   Cash flows from investing activities :
      Acquisition of equity interest in Arguin Communications for
         $200 000 cash paid net of $235 000 cash acquired ..................         41        --          --
      Capital contribution by minority shareholders of Arguin Communications        346        --          --
      Acquisition of equity interest in Cambridge Silicon Radio ............     (1,197)       --          --
      Acquisition of Iconn Wireless ........................................       --        (4,719)     (4,200)
      Final payment on Arguin acquisition ..................................       --           462         411
      Disposal (acquisition) of short-term investments .....................    (26,807)     23,799      21,183
      Acquisition of long term investments .................................     (4,078)       (113)       (101)
      Purchases of property and equipment ..................................     (8,333)    (10,330)     (9,195)
                                                                               --------    --------    --------
          Net cash (used) provided for investing activities ................    (40,028)      9,099       8,099
                                                                               --------    --------    --------
Cash flows from financing activities :
   Net increase (decrease) in overdrafts and lines of credit ...............        529        (529)       (471)
   Proceeds from loans .....................................................        340        --          --
   Repayment of loans ......................................................        (76)       (146)       (130)
   Principal payments on capital lease obligations .........................     (1,049)       (815)       (725)
   Proceeds from public offerings, net .....................................     97,223        --          --
   Exercise of stock options and founders' warrants ........................       --           386         344
                                                                               --------    --------    --------
          Net cash provided (used) by financing activities .................     96,967      (1,104)       (982)
Effect of exchange rate changes on cash and cash equivalents ...............     (1,216)      1,755       1,562
                                                                               --------    --------    --------
Net increase in cash and cash equivalents ..................................     47,144      59,748      53,182
Cash and cash equivalents, beginning of period .............................     22,080      69,224      61,616
                                                                               --------    --------    --------
Cash and cash equivalents, end of period ...................................     69,224     128,972     114,798
                                                                               ========    ========    ========